                                                                    Exhibit 99.1
                                Explanatory Note
     On November 28, 2003, pursuant to a certain Reorganization Agreement
("Reorganization Agreement") dated November 26, 2003, among other mergers,
Nexstar Broadcasting Group, Inc. ("Group Inc.") and Nexstar Broadcasting Group,
L.L.C. ("Nexstar LLC") merged together with the surviving entity being Group
Inc. Pursuant to the Reorganization Agreement holders of the various classes of membership interests of Nexstar LLC received Class A, B or C, as applicable, common stock of Group Inc. in exchange for their respective Nexstar LLC membership interests.

     The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at any time at the election of the Reporting Person.

     Pursuant to that certain stock option agreement dated November 28, 2003, the Reporting Person was awarded 300,000 option shares. 50,000 option shares were vested and exercisable (subject to provisions of the stock option agreement) on November 28, 2003 and the remaining option shares will vest in increments of 50,000 shares in each of the following five years. All of the option shares will be fully vested and exercisable on November 28, 2008.